SAMSON

OIL & GAS LIMITED

SAMSON OIL & GAS LIMITED

ABN 25 009 069 005

INTERIM FINANCIAL REPORT

31 December 2009

SAMSON OIL & GAS LIMITED

TABLE OF CONTENTS

SAMSON OIL & GAS LIMITED

CORPORATE INFORMATION

DIRECTORS
N. MacLachlan (Chairman)
T. Barr (Managing Director)
V. Rudenno
K. Skipper

SECRETARY
D.I. Rakich

REGISTERED OFFICE & BUSINESS ADDRESS
Level 36, Exchange Plaza
2 The Esplanade
Perth, WA, 6000
Level 49, Central Park Building
Telephone: +61 8 9220 9830
Facsimile: +61 8 9220 9820

OPERATIONS OFFICE – DENVER
1726 Cole Boulevard, Suite 210
Lakewood, CO, 80401
Telephone: +1 303 295 0344
Facsimile: +1 303 295 1961

SHARE REGISTRY
Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross, WA, 6153
Telephone: +61 8 9315 2333
Facsimile: +61 8 9315 2233

AUSTRALIAN COMPANY NUMBER
009 069 005

BANKERS
Bank of New Zealand Australia
Perth, WA, 6000

Macquarie Bank Limited
No. 1, Martin Place
Sydney, NSW, 2000

Bank of the West
1000 North Summit Boulevard
Frisco, CO, 80443

SOLICITORS
Minter Ellison
152-158 St George's Terrace
Perth, WA, 6000

AUDITORS
PricewaterhouseCoopers
QV1
250 St George's Terrace
Perth, WA, 6000

STOCK EXCHANGE
Australian Stock Exchange Limited
Code: SSN

NYSE Amex US
Code: SSN

AUSTRALIAN BUSINESS NUMBER
25 009 069 005

All amounts are in United States Dollars (US$), unless otherwise indicated.

Your directors submit their report for the half-year ended 31 December 2009.

DIRECTORS

The names of the company's directors in office during the half-year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Mr Terence Maxwell Barr – Managing Director
Mr Neil Thacker MacLachlan – Chairman
Dr Victor Rudenno
Mr Keith Skipper

PRINCIPAL ACTIVITIES

The principal continuing activities during the half-year of entities within the Consolidated Entity were oil and gas exploration, development and production in the United States of America.

REVIEW AND RESULTS OF OPERATIONS

Gross profit for the half year was $742,915 compared to $966,414 for the half year ended 31 December 2008. The consolidated entity's net loss after tax for the half-year was $2,283,921 compared with a loss of $27,572,574 for the half-year ended 31 December 2008.

Corporate

Rights Issue

In October 2009, the Company completed a rights offering to all Samson shareholders whereby they were entitled to purchase 6 new Samson shares for every one they held in Samson on the record date which was 16 September 2009 for A$ 1.2 cents each. For each 10 new shares that were subscribed for, the shareholder was also granted a new option. The option has an exercise price of A$ 1.5 cents and an expiry date of 31 December 2012.

In October 2009 the Company issued 920,171,519 shares to raise A$11,042,058/US$9,974,630 pre costs in relation to this offer. Subsequent to 31 December 2009 in January 2010, the Company issued 124,999,995 shares as the final placement associated with this Rights Issue and raised A$1,500,000/US$1,367,055 pre costs. The Company also issued 12,500,007 free attaching options as part of this issue. The options have the same terms and conditions as those issued in October 2009.

Macquarie Bank Facility

On 2 September 2009, the Company signed an amendment and restructuring agreement with Macquarie Bank Limited in regards to its outstanding loan facility with the bank. This restructured facility contained additional covenants in relation to oil and gas production and EBITDA. The first test date for these additional covenants is the quarter ending 31 March 2010. Refer to Note 4 for further details as to these covenants. Samson is also required to repay $200,000 a month in principal commencing 1 January 2010.

As at 31 December 2009, Samson was required to have PDP reserves of 1.2 times the Company's outstanding debt. The Company was in compliance with this covenant at 31 December 2009.

Following the completion of the rights offering discussed above, the Company repaid $4,473,573 of the outstanding debt facility with Macquarie Bank Limited.

Oil and Gas Hedging

On 13 November 2009, the Company closed out the derivative positions referred to below at a cash cost of $406,247.

Fixed forward swaps in relation to natural gas indexed at the Colorado Interstate Gas Price Point:

Month	Volume – mmbtu	Price – $ per mmbtu
Nov 2009	20,530	2.83
Dec 2009	20,309	3.87
Jan 2010	20,095	4.24
Feb 2010	19,888	4.25
Mar 2010	19,688	4.03
Apr 2010	19,493	3.67
May 2010	19,304	3.70
Jun 2010	19,120	3.79
Jul 2010	18,942	3.86
Aug 2010	18,767	3.90
Sep 2010	18,598	3.68
Oct 2010	18,432	3.44
Nov 2010	18,270	4.11
Dec 2010	18,112	4.898

Fixed forward swaps in relation to natural gas indexed at the Henry Hub

Month	Volume – mmbtu	Price –$ mmbtu
Apr 2009 – Dec 2009	52,399	4.06
Jan 2010 – Dec 2010	59,396	5.62

Oil – Ratio Collar priced at West Texas Intermediate

Month	Call/Put	Volume – barrels	Price– $ per Barrel
Apr 2009 – Dec 2009	Put	10,951	46.00
Apr 2009 – Dec 2009	Call	6,352	55.00
Jan 2010 – Dec 2010	Put	13,256	53.00
Jan 2010– Dec 2010	Call	9,147	62.00

On 13 November 2009, the Company entered into the following derivative positions:

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume – barrels	Price – $ per Barrel
Dec 2009 – Dec 2011	Put	21,431	60.00
Dec 2009 – Dec 2011	Call	21,431	102.90

Natural Gas – Ratio Collar priced at Henry Hub

Date	Call/Put	Volume – mmbtu	Price – $ per mcf
Dec 2009 – Dec 2011	Put	125,149	4.75
Dec 2009 – Dec 2011	Call	125,149	6.15

Natural Gas – Ratio Collar priced at Colorado Interstate Gas

Date	Call/Put	Volume – mmbtu	Price – $ per mcf
Dec 2009 – Dec 2011	Put	440,884	4.25
Dec 2009 – Dec 2011	Call	440,884	5.80

The terms of these derivative arrangements are in line with Master International Swaps and Derivatives Agreement.

Oil and Gas Evaluation and Production

Leonard #1-23H Frac

In October 2009, the Leonard #1-23H well in the North Stockyard field in North Dakota underwent secondary fracture stimulation. This operation was successful and resulted in production rates increasing to approximately 204 barrels of oil per day and 300 mcf of gas per day.

Gene #1-22H

The Gene #1-22H was successfully drilled to a measured total depth of 17,000 feet which included a 5,500 feet of horizontal section drilled within the objective Middle Bakken Formation in February 2010. A production liner including external casing packers was successfully run into the horizontal well section. The well is intended to be fracture stimulated at the end of March.

Ripsaw

In March 2010, surface access and well site agreements were completed and earth works to complete the access road and drill pad have been finished as at the date of this report. It is expected that the contracted drilling rig will spud the well in the later part of March.

Carrying value of oil and gas properties

No impairment losses have been recognised for the half year ending 31 December 2009 compared to impairment losses of $20,699,022 recognised in the prior half year period. The losses in the prior period are primarily attributable to the significant deterioration in the underlying commodity prices recorded at 31 December 2008.

Commodity prices have recovered as at 31 December 2009 and as such the Company's reserves have also increased. Despite having an excess in the reserve value to the carrying value of the Company's oil and gas properties, the Directors have chosen not to recognize any impairment reversals in this period. The directors are of the opinion that whilst the commodity prices have increased, significant volatility and uncertainty remains in the future forecast of prices. The carrying value of oil and gas properties and the possibility of the Company recognizing impairment reversals will be assessed again at year end.

AUDITOR'S INDEPENDENCE DECLARATION

The independence declaration received from the auditor of Samson Oil & Gas Limited is set out on page 21 and forms part of this Directors' Report for the half-year ended 31 December 2009.

Signed in accordance with a resolution of the directors.



T. M. Barr
Director

Denver, Colorado
16 March 2010

SAMSON OIL & GAS LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Half year ending 31 December 2009

	NOTE	CONSOLIDATED Half year ending 31 December 2009 US$	2008 US$
Revenue from operations			
Sale of oil and gas	3(a)	2,180,619	3,367,712
Finance revenue	3(a)	6,009	9,435
Total revenue		2,186,628	3,377,147
Cost of sales	3 (a)	(1,443,713)	(2,410,733)
Gross profit		**742,915**	**966,414**
Other income	3(a)	47,365	4,459,991
Depreciation expense		(37,118)	(43,786)
Impairment expense		-	(20,699,022)
Employee benefits expense		(580,475)	(808,069)
Finance costs	3 (c)	(811,710)	(4,499,544)
Exploration expense		(580,139)	(116,659)
Plugging costs		-	(89,562)
Deferred exploration expense written off		-	(4,597,052)
General and administration expenses	3 (b)	(1,064,759)	(2,145,285)
Loss before income tax		(2,283,921	(27,527,574)
Income tax expense		-	-
Loss after income tax		(2,283,921)	(27,527,574)
Other comprehensive income			
Net foreign currency translation differences		(19,338)	1,139,413
Total comprehensive income for the period attributable to equity holders of the parent		(2,303,259)	(26,433,161)
Basic loss per share (cents)		(0.73)	(13.19)
Diluted loss per share (cents)		(0.73)	(13.19)

The Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

SAMSON OIL & GAS LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2009

	NOTE	CONSOLIDATED		
		31 Dec 2009 US$	30 Jun 2009 US$	1 July 2008* US$
Current assets				
Cash and cash equivalents		4,254,220	1,522,632	2,680,734
Trade and other receivables		679,681	471,974	1,860,760
Financial assets at fair value through profit and loss		42,087	57,186	173,638
Derivative financial instruments		-	154,180	-
Prepayments		102,458	51,686	1,219,520
Total Current assets		5,078,446	2,257,658	5,934,652
Non-current assets				
Restricted cash		171,471	145,738	145,738
Other receivables		28,421	25,611	30,597
Property, plant and equipment		2,053,747	2,195,081	1,982,278
Exploration and evaluation assets		-	-	4,597,052
Oil and gas properties		18,009,604	18,508,556	40,076,369
Total Non-current assets		20,263,243	20,874,986	46,832,034
Total assets		25,341,689	23,132,644	52,766,686
Current liabilities				
Trade and other payables		357,101	591,109	794,310
Derivative financial instruments		63,154	-	4,885,541
Borrowings	4	2,400,000	16,846,207	-
Provisions		94,154	-	131,212
Total Current liabilities		2,914,409	17,437,316	5,811,063
Non-current liabilities				
Borrowings	4	10,028,227	-	12,899,693
Derivative financial instruments		246,734	254,635	395,818
Provisions		827,577	827,577	689,419
Total Non-current liabilities		11,102,538	1,082,212	13,984,930
Total liabilities		14,016,947	18,519,528	19,795,993
Net assets		11,324,742	4,613,116	32,970,693
Equity				
Contributed equity	8	64,995,315	55,985,941	55,511,344
Accumulated losses		(57,945,829)	(55,661,908)	(25,502,733)
Reserves		4,275,256	4,289,083	2,962,084
Total equity		11,324,742	4,613,116	32,970,695

** This balance sheet as been included following a restatement of the Balance Sheet previously presented. Refer to Note 9 for further information.*

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT
for the half-year ended 31 December 2009

	CONSOLIDATED	
	Half year ending 31 December	
	2009	2008
	US$	US$
Cash flows from operating activities		
Receipts from customers and debtors	1,992,710	4,458,224
Cash received from commodity derivative financial instrument	12,320	401,000
Payments to suppliers and employees	(2,424,065)	(3,387,026)
Interest received	5,909	9,326
Interest paid	(755,938)	(820,497)
Net cash flows from/(used in) operating activities	(1,169,064)	661,027
Cash flows from investing activities		
Cash received from sale of investments	65,156	-
Cash paid for acquisition of office equipment	(1,702)	(59,532)
Cash paid for oil and gas properties and development	(89,570)	(892,909)
Payments for acquisition of minority interest	-	(47,428)
Payments for exploration and evaluation	(580,139)	(116,659)
Net cash flows used in investing activities	(606,255)	(1,116,528)
Cash flows from financing activities		
Repayment of borrowings	(4,473,753)	-
Proceeds from issue of share capital	9,974,630	-
Proceeds from exercise of options	246	
Payments for costs associated with capital raising	(1,066,319)	-
Net cash flows from financing activities	4,434,804	-
Net increase/(decrease) in cash and cash equivalents held	2,659,485	(455,501)
Effects of foreign exchange on cash balances	72,103	(19,710)
Cash and cash equivalents at beginning of period	1,522,632	2,680,734
Cash and cash equivalents at end of period	4,254,220	2,205,523

The Consolidated Cash Flow Statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the half-year ended 31 December 2009

CONSOLIDATED	Contributed Equity	Accumulated Losses	Foreign Currency Translation Reserve	Options Reserve	Equity Reserves	Total
	US$	US$	US$	US$	US$	US$
At 1 July 2008 previously reported	55,511,344	(22,329,491)	(1,479,118)	2,365,740	(1,097,780)	32,970,695
Adjustment as a result of a prior period reclassification	-	(3,173,242)	3,173,242	-	-	-
Adjusted as at 1 July 2008	**55,511,344**	**(25,502,733)**	**1,694,124**	**2,365,740**	**(1,097,780)**	**32,970,695**
Total comprehensive (expense)/ income for the period	-	(27,572,574)	1,139,413	-	-	(26,433,161)
Share based payments	-	-	-	29,933	-	29,933
At 31 December 2008	**55,511,344**	**(53,075,307)**	**2,833,537**	**2,395,673**	**(1,097,780)**	**6,567,467**
At 1 July 2009	55,985,941	(55,661,908)	2,987,161	2,399,702	(1,097,780)	4,613,116
Total comprehensive (expense)for the period	-	(2,283,921)	(19,338)	-	-	(2,303,259)
Share based payments	100,817	-	-	5,511	-	106,328
Issue of share capital	9,974,876	-	-	-	-	9,974,876
Share issue costs	(1,066,319)	-	-	-	-	(1,066,319)
At 31 December 2009	**64,995,315**	**(57,945,829)**	**2,967,823**	**2,405,213**	**(1,098,780)**	**11,324,742**

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

1. CORPORATE INFORMATION

The financial report of Samson Oil & Gas Limited and its controlled entities ("the Company") for the half-year ended 31 December 2009 was authorised for issue in accordance with a resolution of the directors on 16 March 2010.

Samson Oil & Gas Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange (ASX code "SSN").

On 7 January, 2008, the Company commenced trading of its American Depositary Shares ("ADS's) on the NYSE Amex following the merger of NYSE Euronext and American Stock Exchange LLC. Each ADR represents 20 ordinary Samson shares.

2. BASIS OF PREPARATION OF HALF-YEAR REPORT

The half-year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, and AASB 134 *Interim Financial Reporting.*

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Consolidated Entity as the full financial report.

The accounting policies adopted are consistent with those of the previous financial year and the corresponding interim financial reporting period except as set out below:

Changes in accounting policy
Samson Oil and Gas Limited had to change some of its accounting policies as the result of new or revised accounting standards which became operative for the annual reporting period commencing on 1 July 2009.

The affected policies and standards are:
- Principles of consolidation – revised AASB 127 *Consolidated and Separate Financial Statements* and changes made by AASB 2008-7 *Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*
- Business combinations – revised AASB 3 *Business Combinations*
- Segments – new AASB 8 *Operating Segments*

Principles of consolidation
AASB 127 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. This is different to the Consolidated Entity's previous accounting policy where transactions with minority interests were treated as transactions with parties external to the group.

The standard also specifies the accounting when control is lost. Any remaining interest in the entity must now be remeasured to fair value and a gain or loss is recognised in profit or loss. Under the Consolidated Entity's current accounting policy, the retained interest in the carrying amount of the former subsidiary's assets

and liabilities becomes the cost of investment. If the investment is accounted for as an available-for-sale financial asset, it is subsequently revalued to fair value; however, any revaluation gain or loss is recognised in the available-for-sale investments revaluation reserve.

The Consolidated Entity will in future allocate losses to the non-controlling interest in its subsidiaries even if the accumulated losses should exceed the non-controlling interest in the subsidiary's equity. Under the previous policy, excess losses were allocated to the parent entity.

The changes were implemented prospectively from 1 July 2009. There has been no impact on the current period as the Consolidated Entity did not consolidate any non-controlling interests during the period.

Business combinations
AASB 3 (revised) continues to apply the acquisition method to business combinations, but with some significant changes. All payments to purchase a business are now recorded at fair value at the acquisition date, with contingent payments classified as debt and subsequently remeasured through the income statement.

Under the Consolidated Entity's previous policy, contingent payments were only recognised when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition.

Acquisition-related costs are expensed as incurred. Previously, they were recognised as part of the cost of acquisition and therefore included in goodwill.

Non-controlling interests in an acquiree are now recognised either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. This decision is made on an acquisition-by-acquisition basis. Under the previous policy, the non-controlling interest was always recognised at its share of the acquiree's net assets.

If the Consolidated Entity recognises acquired deferred tax assets after the initial acquisition accounting there will no longer be any adjustment to goodwill. As a consequence, the recognition of the deferred tax asset will increase the Consolidated Entity's net profit after tax.

The changes were implemented prospectively from 1 July 2009 and had not impact on the results of the Company as the Company did not have any business combinations during the period.

Segment reporting
The Group has applied AASB 8 Operating Segments from 1 July 2009. AASB 8 requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. This has not changed the number of reportable segments presented.

Operating segments are now reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision-maker has been identified as the Board of Directors.

Goodwill is allocated by management to groups of cash-generating units on a segment level.

There has been no impact on the measurement of the company's assets and liabilities. Comparatives for 2008 have been restated.

It is also recommended that the half-year financial report be considered together with any public announcements made by Samson Oil & Gas Limited and its controlled entities during the half-year ended 31 December 2009 in accordance with the continuous disclosure obligations arising under the *Corporations Act 2001*.

The half-year financial report has been prepared on a historical cost basis, except for financial assets held at fair value through profit and loss and oil and gas derivatives, which are measured at fair value.

Going Concern

The financial report has been prepared on the going concern basis, which contemplates continuity of normal business activities and the realisation of assets and liabilities in the normal course of business.

The Group recorded a loss of $2,303,259 for the half year ended 31 December 2009 (2008:$27,527,574). The Group has a current net asset position at 31 December 2009 of $2,164,037 (30 June 2009 ($15,179,658)).

The Group had cash assets of $4,254,220 as at 31 December 2009. The directors believe the Group has adequate cash flows to continue as a going concern and meet its debts obligations and other commitments as and when they fall due.

The directors believe they are conducting a drilling programme with a reasonable prospect of success. The directors also believe they have the capacity to secure additional funding, realise assets or reschedule the Group's drilling program should it be required. For these reasons, the directors believe the going concern basis of preparation is appropriate.

The financial report is presented in United States Dollars (US$).

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

3. REVENUE, INCOME AND EXPENSES

	CONSOLIDATED	
	2009	*2008*
	US$	*US$*
Revenue, income and expenses from operations		
(a) Revenue		
Sale of oil and gas		
Oil sales	751,875	1,090,624
Gas sales	1,288,843	2,034,898
Other	139,901	242,190
	2,180,619	3,367,712
Finance revenue	6,009	9,435
Total Revenue	2,186,628	3,377,147

Cost of sales		
Lease operating expenses	750,657	
Depletion of oil and gas properties	693,054	
	1,443,711	
Other Income		
Other	684	698
Gain on fixed forward swaps	-	401,000
Movement in fair value of embedded derivative	-	1,295,829
Movement in fair value of financial assets at fair value through profit and loss	46,681	-
Movement in fair value of derivatives	-	2,762,464
	47,365	4,459,991

		CONSOLIDATED	
		2009	**2008**
		US$	**US$**
(b)	***Expenses***		
	Foreign exchange losses	-	1,156,165
	Movement in fair value of derivatives	209,433	-
	Loss on fixed forward swaps	12,320	
	Consultants fees	248,097	141,948
	Lease payments	76,790	78,452
	Travel and accommodation	35,008	110,144
	Insurance	50,888	56,325
	Assurance and Advisory	111,056	208,792
	Investor Relations	48,666	98,163
	Legal fees	124,199	61,251
	Filing and listing fees	16,535	27,850
	Movement in fair value of financial assets at fair value through profit and loss	-	66,462
	Other	131,767	139,733
	Total	1,064,759	2,145,285

		CONSOLIDATED	
		2009	**2008**
		US$	**US$**
(c)	***Finance Costs***		
	Loss on financial liabilities carried at amortised cost on re-estimation of cash flows	-	3,134,341
	Amortised borrowing costs	55,772	55,772
	Interest expense	755,938	1,309,431
		811,710	4,499,544

4. BORROWINGS

On May 26 2006, the Consolidated Entity drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in USD.

This loan is comprised of two tranches:

Tranche A
Face Value: $11,000,000
Coupon rate: 9.25%
Maturity date: 31 May 2011

Tranche B
Face Value: $1,586,248
Coupon rate: 9.7%
Maturity date: 31 May 2011

This tranche of the loan was originally drawn down for $10,000,000. In June 2007, the Company repaid $1,000,000. In June 2008, the Company repaid an additional $2,940,000. Following the rights issue completed in October 2009, the Company repaid an additional $4,473,752 of this tranche.

Both tranches of this loan were secured against all assets of the Consolidated Entity.

Both tranches of this loan were fully drawn down and no further draw downs were available under the terms of the loan agreement.

Facility Restructure

On 2 September 2009 the Company signed a new facility agreement with Macquarie Bank Limited with respect to the debt outstanding with the bank. The new facility includes additional covenants with respect to EBITDA, crude oil production and natural gas production.

EBITDA: for each of the periods specified in the following table, the cumulative EBITDA for the Group must be greater than the "Cumulative EBITDA" for that period as specified in the table:

Period	Cumulative EBITDA US$ ('000)
1 Jan 2010 to 31 Mar 2010	423
1 Jan 2010 to 30 June 2010	842
1 Jan 2010 to 30 Sept 2010	1,255
1 Jan 2010 to 31 Dec 2010	1,591
1 Jan 2010 to 31 Mar 2011	2,224
1 Jan 2010 to 31 May 2011	2,519

Crude Oil Production Covenant: for each of the periods specified in the following table, the Group's cumulative production of Crude Oil from any source, including the Borrower's Net Revenue Interest in Crude Oil in the Properties, must be greater than the "Cumulative Crude Oil Production" for that period as specified in the table:

Period	Cumulative Crude Oil Production (mbbls)
1 Jan 2010 to 31 Mar 2010	3.3
1 Jan 2010 to 30 June 2010	6.7
1 Jan 2010 to 30 Sept 2010	10.2
1 Jan 2010 to 31 Dec 2010	13.5

Period	Cumulative Crude Oil Production (mbbls)
1 Jan 2010 to 31 Mar 2011	16.5
1 Jan 2010 to 31 May 2011	18.5

Natural Gas Production Covenant: commencing on 1 January 2010 for each of the periods specified in the following table, the Group's cumulative production of Natural Gas from any source, including the Borrower's Net Revenue Interest in Natural Gas in the Properties, from 1 January 2010 to the end of the period specified in the table must be greater than the "Cumulative Natural Gas Production" for that period as specified in the table:

Period	Cumulative Natural Gas Production (MMcf)
1 Jan 2010 to 31 Mar 2010	165
1 Jan 2010 to 30 June 2010	322
1 Jan 2010 to 30 Sept 2010	468
1 Jan 2010 to 31 Dec 2010	601
1 Jan 2010 to 31 Mar 2011	724
1 Jan 2010 to 31 May 2011	801

The Consolidated Entity will also be required to maintain a reserve–to–debt ratio of at least 1.2:1 from 31 December 2009 and for each quarter date thereafter.

From 1 January 2010, the Company will also be required to repay $200,000 of the debt principal outstanding each month. The repayments from 1 January 2010 to 1 December 2010, have been recorded as a current liability in the Consolidated Entity's Balance Sheet as at 31 December 2009.

5. DIVIDENDS PAID AND PROPOSED

No dividends have been paid or declared by the Group during the half-year or to the date of this report (2008: Nil).

6. SEGMENT INFORMATION

Business Segments

The Group has applied AASB 8 *Operating Segments* from 1 July 2009. AASB 8 requires a "management approach" under which segment information is presented on the same basis as that used for internal reporting purposes. This has not changed the number of reportable segments as presented in previous years.

Operating segments are now reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Board of Directors.

The group operates in one business segment being oil and gas exploration, development and production.

The following table presents revenue and loss information regarding geographic segments for the half-year periods ended 31 December 2009 and 31 December 2008 as presented to the Board of Directors.

	United States of America		Unallocated		Consolidated	
	2009	2008	2009	2008	2009	2008
	US$	US$	US$	US$	US$	US$
Segment revenue from external customers	2,184,095	3,375,646	2,533	1,501	2,186,628	3,377,147
Segment result before amortisation and impairment	(1,137,733)	(5,371,906)	(416,015)	(392,564)	(1,553,748)	(5,764,470)
Impairment	-	(20,699,022)	-	-	-	(20,699,022)
Depreciation and amortisation	(729,820)	(1,107,937)	(353)	(1,145)	(730,173)	(1,109,082)
Segment result	(1,867,553)	(27,178,865)	(416,368)	(393,709)	(2,283,921)	(27,572,574)
Segment Assets	24,653,793	22,937,753	687,896	194,891	25,341,689	23,132,644

7. CONTINGENCIES

There have been no material changes in the contingent assets or liabilities in relation to the Group during the six months ending 31 December 2009 (2008: Nil).

8. CONTRIBUTED EQUITY

Issued and paid up capital

	CONSOLIDATED	
	Dec 2009	Jun 2009
	US$	US$
Ordinary fully paid shares	64,995,315	55,985,941

	CONSOLIDATED Half year ending			
	31 December 2009		30 June 2009	
	Number of shares	US$	Number of shares	US$
Movement in ordinary shares on issue				
Opening Balance	238,394,216	55,985,941	209,094,216	55,511,344
Issue to Macquarie Bank Limited *(i)*	7,500,000	-	29,300,000	476,927
Completion of Rights Issue *(ii)*	920,171,519	9,974,630	-	-
Placement to employees *(iii)*	3,489,603	100,817	-	-
Shares issued upon the exercise of options *(iv)*	-	246	-	-
Costs associated with equity raising	-	(1,066,319)	-	(2,330)
			-	-
Balance at 31 December 2009	1,169,555,338	64,995,315	238,394,216	55,985,941

(i) *On 13 March 2009, the Company entered in to an agreement with Macquarie Bank Limited to cancel the options outstanding in relation to the Company's debt facility agreement. Macquarie were granted 36,800,000 shares at no cost to them. The grant date of these shares was 13 March 2009, being the date the agreement was signed, thus the financial impact of issuing these shares was accounted for in the year ended 30 June 2009. 29,300,000 share were issued on 16 March 2009. An additional 2,000,000 were issued on 1 July 2009 with the remaining 5,500,000 issued on 6 November 2009.*

(ii) *In October 2009, the Company issued 920,171,519 ordinary shares at A$ 1.2 cents per share)/US$ 1.08 cents per share to raise A$11,042,058/US$9,974,630.*

(iii) *In conjunction with the reduction in salaries accepted by all employees and directors of the Company, the Company issued 3,489,603 shares to employees and directors. These shares were valued at the volume weighted average share price across the ASX and NYSE Amex for the period being compensated for being 1 May 2009 to 30 September 2009, being US$ 2.8 cents per share.*

(iv) *On 13 December 2009, 18,120 options priced at A$ 1.5 cents per option were exercised to raise A$271.80/US$246. The Company issued 18,120 ordinary shares on 25 February 2010 as a result of this exercise.*

Share options - ***all references to dollar values in this section are to Australian Dollars as the shares underlying the options are quoted in Australian Dollars.***

Options issued to Investors
In conjunction with the rights issued completed during the year, 344,431,141 options were issued. 92,017,519 were issued to participants of the offering and 252,413,622 were issued to the underwriters of the issue. These options have an expiry date of 31 December 2012 and an exercise price of 1.5 cents per share.

Options issued to Directors
On 18 November 2009, 1,000,000 options were issued to two directors. These options have an expiry date of 30 November 2013 and an exercise price of 20 cents per share. These options have been valued at 0.6 cents per option, using the Binomial pricing model, which takes into account the following variables:

Share price at grant date (cents)	2.00
Exercise price (cents)	20.00
Time to expiry (years)	5
Risk free rate (%)	6.5
Share price volatility (%)	100

The value of these options has been expensed in the current period.

At the end of the half-year there were 367,726,906 (June 2009: 52,277,415) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any related body corporate.

9. RECLASSIFICATION OF PRIOR YEAR ACCUMULATED LOSSES AND FOREIGN CURRENCY TRANSLATION RESERVES

In translating prior year comparatives from AUD to USD presentation currency, a translation error in 2006 resulted in the opening accumulated losses for 30 June 2007, 2008 and 2009 to be understated by a $1,938,337 in the financial report filed with the Australian Securities Exchange on 30 September 2009. For the years ended 30 June 2007, 2008 and 2009, there was a corresponding overstatement in the foreign currency translation reserve of the same amount.

An additional translation error in 2007 resulted in the closing accumulated losses for 30 June 2007 and the opening accumulated losses in 2008 and 2009 to be understated by an additional $1,234,905 in the financial report filed with the Australian Securities Exchange on 30 September 2009. For the years ended 30 June 2008 and 2009, there was a corresponding overstatement in the foreign currency translation reserve of the same amount.

As a result of another translation error in 2007, the net asset position as at 30 June 2007 as disclosed in the Statement of Changes in Equity in the Financial Report filed with the ASX on 30 September 2009 was overstated by $2,634,738 with a corresponding adjustment to foreign currency translation reserve of the same amount. Therefore, as stated above, the closing accumulated losses were understated by $1,234,905 and the foreign currency translation reserve was understated by a net amount of $1,399,833.

The accumulation of these adjustments increased the amount taken to the foreign currency translation reserve in the year ended 30 June 2007, by $538,505.

There is no impact to the net assets balance as at 30 June 2008 and 2009, and no impact to the net loss for the years ending 30 June 2007, 2008 and 2009.

	30 June 2007	Consolidated Entity Reclassification	Restated 30 June 2007
Accumulated losses	(19,833,648)	(3,173,242)	(23,006,890)
Foreign currency translation reserve	1,428,417	538,505	1,966,922
Net assets	35,011,517	(2,634,737)	32,376,780
	30 June 2008	**Consolidated Entity Reclassification**	**Restated 30 June 2008**
Accumulated losses	(22,329,491)	(3,173,242)	(25,502,733)
Foreign currency translation reserve	(1,479,118)	3,173,242	1,694,124
	30 June 2009	**Consolidated Entity Reclassification**	**Restated 30 June 2009**
Accumulated losses	(52,488,666)	(3,173,242)	(55,661,908)
Foreign currency translation reserve	(186,081)	3,173,242	2,987,161

10. EVENTS AFTER THE BALANCE SHEET DATE

Share Issue
On 6 January 2010, Samson issued 124,999,995 shares as the final placement in associated with the Rights Issue announced by the Company in September 2009. The shares were issued at A$ 1.2 cents and raised A$1,500,000/US$1,367,055 before costs. The Company also issued 12,500,007 free attaching options as part of this issue. The options have an exercise price of A$1.5 cents and expiry date of 31 December 2012.

Gene #1-22H
The Gene #1-22H was successfully drilled to a measured total depth of 17,000 feet which included a 5,500 feet of horizontal section drilled within the objective Middle Bakken Formation in February 2010. A production liner including external casing packers was successfully run into the horizontal well section. The well is intended to be fracture stimulated at the end of March.

Ripsaw
In March 2010, surface access and well site agreements were completed and earth works to complete the access road and drill pad have been finished as at the date of this report. It is expected that the contracted drilling rig will spud the well in the later part of March.

Since the end of the half-year, the directors are not aware of any other matters or circumstances not otherwise dealt with in the report or financial statements that have, or may significantly affect the operations, the results of the operations, or the state of affairs of the Company or the Group in the subsequent financial year.

DIRECTORS' DECLARATION
31 DECEMBER 2009

In the directors' opinion:

(a) the financial statements and notes set out on pages 6 to 19 are in accordance with the *Corporations Act 2001,* including:

   (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

   (ii) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

T. M. Barr
Director

Denver, Colorado
16 March, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

QV1
250 St George's Terrace
PERTH WA 6000
GPO Box D198
PERTH WA 6840
DX 77 Perth
Australia
Telephone +61 8 9238 3000
Facsimile +61 8 9238 3999
www.pwc.com/au

Auditor's Independence Declaration

As lead auditor for the review of Samson Oil & Gas Limited for the half year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Samson Oil & Gas Limited and the entity it controlled during the period.

Pierre Dreyer
Partner
PricewaterhouseCoopers

Perth
16 March 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

QV1
250 St George's Terrace
PERTH WA 6000
GPO Box D198
PERTH WA 6840
DX 77 Perth
Australia
Telephone +61 8 9238 3000
Facsimile +61 8 9238 3999
www.pwc.com/au

Independent auditor's review report to the members of Samson Oil & Gas Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial statements of Samson Oil & Gas Limited, which comprise the statement of financial position as at 31 December 2009, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Samson Oil & Gas Group (the consolidated entity). The consolidated entity comprises both Samson Oil & Gas Limited (the company) and the entity it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Samson Oil & Gas Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

PRICEWATERHOUSECOOPERS

Independent auditor's review report to the members of Samson Oil & Gas Limited (continued)

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Samson Oil & Gas Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

Pierre Dreyer
Partner

Perth
16 March 2010